[INVESCO ICON] INVESCO FUNDS                    INVESCO Funds Group, Inc.
                                                7800 East Union Avenue
                                                Denver, Colorado 80237
                                                Tel: 800.525.8085
                                                www.invesco.com

                                                A Member of the AMVESCAP Group

November 29, 2000



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


RE:   INVESCO MONEY MARKET FUNDS, INC.
      1933 ACT FILE NO. 002-55079
      1940 ACT FILE NO. 811-2606
      CIK NO. 0000035685

      Post-Effective Amendment to Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of the INVESCO Money Market Funds, Inc. (the "Company"), I hereby submit this application for withdrawal of Post-Effective Amendment No. 42 under the Securities Act of 1933 (the "Act") and Amendment No. 29 under the Investment Company Act of 1940 to the Company's Registration Statement on Form N-1A together with all exhibits (the "Amendment") pursuant to Rule 477(a) of the Act.

The Amendment is being withdrawn because INVESCO Funds Group, Inc. ("IFG") has decided not to offer Class K shares of INVESCO Cash Reserves Fund, INVESCO Tax-Free Money Fund and INVESCO U.S. Government Money Fund, three series of the Company, at this time.

The Amendment was scheduled to become effective pursuant to Rule 485(a) on December 1, 2000. Please issue an order with respect to this application for withdrawal as soon as possible prior to the scheduled effectiveness date.

Pursuant to the requirements of Rule 478 of the Act, this application for withdrawal of the Amendment has been signed by the Secretary of the Company, and its agent for service, this 29th day of November, 2000.

If you have any questions or comments on this filing, please contact the undersigned at (303) 930-6200.

Sincerely,


/s/ Glen A. Payne
-----------------
Glen A. Payne
Secretary

GAP/kka